UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 4, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

File No. 0-19291 - CF #33953

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CorVel Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed November 12, 2015.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through June 14, 2017
Exhibit 10.2	through June 14, 2017
Exhibit 10.3	through June 14, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary